This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

================================================================================

Prospectus

November 30, 2001

                               Conolog Corporation

                         590,000 Shares of Common Stock

--------------------------------------------------------------------------------

o We entered into an Agreement with each selling stockholder listed in the Selling Stockholders' Table on page 13 of this prospectus pursuant to which we sold each selling stockholder a convertible debenture in the principal amount stated in the Selling Stockholders' Table. Each convertible debenture is convertible into our common stock. The 590,000 shares of our common stock are being registered to permit the public secondary trading of the shares by the selling stockholders and the selling stockholders may offer the shares from time to time.

o The Section entitled "selling stockholders" sets forth information concerning holders of these debentures. The selling stockholders will receive all of the net proceeds from their sale of the shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. These stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares.

o     Conolog Corporation
      5 Columbia Road
      Somerville, NJ 08876
      (908) 722-8081

o     Conolog common stock is listed on the Nasdaq SmallCap Market (symbol
      CNLG). On November 27, 2001, the last reported sale price for our common stock on the NASDAQ SmallCap Market was $0.72 per share.

--------------------------------------------------------------------------------
Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

      NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.



                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
      PROSPECTUS SUMMARY.......................................................3

      RISK FACTORS.............................................................6

      SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION...........................11

      MATERIAL CHANGES........................................................13

      DISCLOSURE OF SEC POSITION ON
      INDEMNIFICATION FOR SECURITIES ACT LIABILITIES..........................13

      VALIDITY OF COMMON STOCK................................................14

      EXPERTS.................................................................14

      AVAILABLE INFORMATION...................................................14

      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.........................15

                               PROSPECTUS SUMMARY

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about Conolog and our industry. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

     THIS SUMMARY HIGHLIGHTS SOME INFORMATION FROM THIS PROSPECTUS. YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING IN OTHER PARTS OF THIS PROSPECTUS OR INCORPORATED BY REFERENCE.

                               Conolog Corporation

      We are an engineering company with three lines of business: manufacturing, personnel staffing and computer services. Our Personnel Staffing division recruits and places professionals, primarily in engineering fields, for a variety of businesses. Our Computer Services division provides installation, maintenance and troubleshooting services for commercial and corporate computer systems and networks to businesses in the greater New York metropolitan area. Our manufacturing business is engaged in the design, manufacture (directly or through subcontractors) and distribution of small electronic and electromagnetic components and subassemblies for use in telephone, radio and microwave transmission and reception and other communication areas that are used in both military and commercial applications. Our products are used for transceiving various quantities, data and protective relaying functions in industrial, utility and other markets.

                                   Our History

     We were organized in 1968 and engaged primarily in the design and manufacture of electronic components and systems for military applications.

     In July 1971, we merged with DSI Systems, Inc., then engaged in the development and manufacture of terminal viewers for digital retrieval of microfilm. Later that year, we changed our name from DSI Systems, Inc. to Conolog Corporation.

     By 1980, it became apparent that the military segment of our business was growing while the terminal viewer segment was a drain on our cash and other resources. By the year-end, the terminal viewer business was discontinued and the inventory relating to it was written off, allowing us to concentrate on our military business.

     In 1981, we acquired one of our customers, Iniven Corporation. At that time, we were manufacturing, on behalf of Iniven, a line of transmitters and receivers used for controlling and transceiving the measurement of the flow of gases and liquids, by gas and water utilities for controlling the flow of waste water and sewage and measuring and controlling traffic.

     Since the 1980's, we have been an active participant in providing electromagnetic wave filters for major military programs, such as, the Patriot Missile, Hawk Missile and Sea Sparrow Missile. In addition to these projects, our components are currently used by the military in tanks, the Apache helicopters and the MK-50 torpedoes.

     During 1987, we made the strategic decision to redirect our focus from military to commercial markets. Since then, we have refocused on manufacturing and marketing our products for the commercial marketplace rather than depending on the military and defense-related markets. This effort has included the introduction of new products, the redesign of existing products and increased advertising and marketing efforts, as permitted by our limited financial resources. The decision to embark on this program entailed a major design effort, including the coordination of outside engineering consultants to develop a complete line of products aimed at our target markets. The primary emphasis was on products for electric utilities, co-generation of power, gas and water companies, traffic control for departments of transport (DOT) and airports utilizing Digital Signal Processing (DSP) technology.

     Testing of our first commercial product group, the Teleprotection Series PTR-1000, was under way in the latter part of 1992 by the Bonneville Power Administration. This detailed test permitted us to "fine tune" the product for power transmission applications. In March 1994, the PTR-1000 was approved for use by Bonneville and thereafter by other utilities and municipalities. To date, we have sold and delivered approximately 1200 PTR-1000 sets to 15 utilities and 5 municipalities, most of which are installed and in service.

     Following the PTR-1000, in 1993, we introduced our "98 Series" Tone Products for water, gas, telephone and oil companies, waste water, traffic control and airports. In 1994, we unveiled the following products:

     o the Power Supply Series -- this allows the various utilities to power-up the equipment from any power source,

     o the "40 Series" for transmission of analog variable data (water levels, gas pressures and temperature),

     o the Multiplexer Series -- this permits the transmission of up to 900 separate data points, again using a telephone line, microwave link, or satellite, and

     o the "68 Series" tone products -- this series is the "98 Series" repackaged mechanically specifically for customers with older systems who want to upgrade to DSP technology without the expense of a complete mechanical installation. The "68 Series" offers the entire line offered by the "98 Series".

     In 1995, we introduced a stand alone "98 Series" transmitter and receiver for field installations and a wide range fiber optic interface for the Iniven products. The fiber optic interface is also available as a stand alone coupling device. We launched our industrial grade 1200 Baud Modem for data transmission/communication, and completed the PTR-1000 Systems options. Throughout 1997 and 1998, we designed, and were in the process of completing and building, the PTR-1500 Quad System, Protection Equipment.

     In September 1998, we acquired the assets of Atlas Design, Inc., a human resource outsourcing company, to further our strategy of mergers and acquisitions, and to assist in providing qualified engineering and technical staff in support of our longer term contracts.

     In February 1999, we completed field testing of our PTR-1500 and introduced the unit to US and Canadian utilities.

     In August 2000, we acquired Independent Computer Maintenance Corporation, a provider of installation, maintenance and troubleshooting services for commercial and corporate computer systems and networks to businesses in the greater New York metropolitan area.

     In October 2001, we completed the design of the PDR 2000, eight-channel all digital protection equipment for worldwide sales to the power transmission companies.

     In January 2001, we acquired substantially all of the assets of Prime Time Staffing, Inc. and Professional Temp Solutions, Inc. The acquisition of these assets have enabled us to provide permanent and temporary employees for graphic design firms, book publishing companies and engineering businesses.

     Our principal executive offices are located at 5 Columbia Road, Somerville, New Jersey 08876. Our telephone number is (908) 722-8081.


                             Summary Of The Offering

Common Stock offered by the selling stockholders .................590,000 shares
Common Stock to be outstanding after the offering ..............3,668,535 shares

Use of proceeds ......................  We will not receive any of the proceeds from the sale of the shares by the
                                        selling stockholders. We did, however,
                                        receive proceeds in connection with the
                                        sales of the debentures to the selling
                                        stockholders. We anticipate that we will use the proceeds received for general corporate purposes.

     The shares of common stock to be outstanding after this offering assumes the conversion in full of the $341,000 principal amount of the convertible debentures that may be issued to the selling stockholders into 590,000 shares of our common stock.

     The shares to be outstanding after this offering exclude

     o    2,203.25 shares held in our treasury;

     o 1,309,237 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.00 per share; and

     o 155,059 shares of common stock issuable upon conversion of outstanding Series A and B preferred stock. Each share of Series A preferred stock may be exchanged for one share of common stock upon surrender of the preferred stock and payment of 4,800 per share. Each one share of Series B preferred stock is convertible into .05 of a share of common stock.

     o 731,618 shares of common stock are reserved for issuance upon the exercise of an option to acquire convertible debentures and the subsequent conversion of the convertible debentures.

                                  RISK FACTORS

We have a history of operating losses.

     Our continued existence is dependent upon us successfully expanding our business and attaining profitable operations. Although we reported net income of $726,321 for the quarter ended April 30, 2001, we reported net losses of $2,782,451 and $1,883,663 for the fiscal years ended July 31, 2001 and 2000, respectively.

We only began our placement services business in September 1998, so your basis for evaluating us is limited.

     We only entered the placement services business in September 1998 when we acquired the operating assets of Atlas Design. None of our officers have any prior experience in this business. We cannot assure you that we will be successful in operating this business.

Our placement services business is a substantial burden on our limited cash.

      As of July 31, 2001, we had approximately $666,489 in cash and cash equivalents. We pay the personnel we place through our Atlas Design subsidiary on a weekly basis. However, our customers are invoiced when we pay the employees and typically take 30 days or more to pay their bills. As our placement services business expands, this has created a cash flow problem for us. We may not have sufficient financing capital to allow us to support the placement services business.

We only began our computer services business in August 2000, so your basis for evaluating us is limited.

     We only entered the computer services business in August 2000 when we acquired the operating assets of Independent Computer Maintenance Corporation, a provider of installation, maintenance and troubleshooting services for commercial and corporate computer systems and networks. None of our officers has any prior experience in this business. We cannot assure you that we will be successful in operating this business.

Our computer services business is a substantial burden on our limited cash.

     As our computer services business expands, it has created a cash flow problem for us. We may not have sufficient financing capital to allow us to support the computer services business.

We have many competitors and we may not be able to compete effectively against them.

     The placement services industry is intensely competitive and highly fragmented, with few barriers to entry by potential competitors at the local level. We compete for both clients and qualified personnel with other firms offering such placement services. The majority of our competitors are significantly larger than we are and have greater marketing and financial resources than we do. Many clients use more than one placement services company and it is common for a client to use several placement services companies at the same time. We also face the risk that our clients may decide to provide similar services internally or use independent contractors.

     The markets for our manufactured products and computer services are also very competitive. We are an insignificant factor in both of these industries. There are several companies which manufacture products of the type we produce. Most of these companies are substantially larger than us and have substantially greater name recognition, financial resources and personnel than we do. The market is also characterized by rapid technological changes and advances. We would be adversely affected if our competitors introduced technology superior products or offered these products at significantly lower prices than our products.

     There are also several companies that provide similar computer services as the computer services that we provide. These companies are larger than we are and have greater name recognition, financial resources and personnel. Competition in all the industries we engage in is expected to continue and intensify.

Our success depends on keeping up with rapid technological changes.

     The market for our manufactured products is characterized by rapid technological changes and advances. Our failure to introduce new products in a timely or cost effective manner or our failure to improve our existing products or remain price competitive, would materially adversely affect our operating results.

We are dependent on a few large customers.

     Our computer services business has fewer than 15 customers. Most of the sales of our manufactured products are to a few major customers. Our Personnel Staffing division has only about 6 major customers. Our dependence on major customers subjects us to significant financial risks in the operation of our business if a major customer were to terminate or materially reduce, for any reason, its business relationship with us.

An economic downturn in the New York City area would adversely affect us.

     A majority of our revenues derived from both placement and computer services are generated within the New York City metropolitan area. An economic downturn in this area could have a material adverse effect on our results of operations or financial condition. During such downturns, the use of temporary and contract employees usually is curtailed, the recruitment of permanent employees is reduced and we may face increased competitive pricing pressures. Similarly, during economic downturns, the use of the computer services that we provide may also be curtailed and we may face increased competitive pricing pressures.

We may not be able to attract the qualified personnel we need to succeed.

     Because of the technical nature of our business, we are dependent upon our ability to attract and retain technologically qualified personnel. Competition for individuals with proven professional or technical skills is intense, and demand for such individuals is expected to remain very strong for the foreseeable future. As economic activity increases, temporary and contract employees often are added to the workforce before permanent employees are hired. During periods of increased economic activity and generally higher levels of employment, the competition among placement services firms for qualified personnel becomes even greater. During these periods we may not be able to recruit the personnel necessary to fill our clients' needs. Therefore, we may not be successful, especially during increased economic activity, in attracting qualified personnel.

We may make acquisitions that are not successful.

     We are seeking to expand into new markets and may do so by acquiring businesses, which may or may not be related to our existing businesses. Our strategy of making acquisitions is subject to the following risks:

     o    We may not be able to identify suitable acquisition candidates.

     o If the purchase price includes cash, we may need to use all or a portion of our available cash.

     o Even if we do identify such suitable candidates, we may not be able to make such acquisitions on commercially reasonable terms.

     o We may not be able to consummate any acquisition or successfully integrate the acquired services, products and personnel of any acquisition into our operations.

     o Acquisitions may cause a disruption in our ongoing business, distract our management and drain our other resources.

     o We may not be able to retain key employees of the acquired companies or maintain good relations with its customers or suppliers.

     o    We may be required to incur additional debt.

     o We may be required to issue equity securities, which may be dilutive to existing shareholders, to pay for acquisitions.

     o We may have to incur significant accounting charges, such as for goodwill, which may adversely affect our results of operations.

Our minimal staff may have difficulty managing our operations.

     We only employ about 22 people on a full time basis. Approximately 8 of our full time employees are involved in production. Our success is dependent upon the services of our current management, particularly Robert S. Benou, our Chairman and Chief Executive Officer. Mr. Benou has entered into an employment agreement with us which expires on May 31, 2002. However, if the employment of Mr. Benou terminates, or he is unable to perform his duties, we may be materially and adversely affected.

We are dependent on component manufacturers to provide us with the parts we need.

     We are dependent on outside suppliers for all of the subcomponent parts and raw materials we need to manufacture our products. A shortage, delay in delivery, or lack of availability of a part could lead to manufacturing delays, which could reduce sales. We also purchase some custom parts, primarily printed circuit boards. The failure of a supplier of one of these customized components could cause a lengthy delay in production, resulting in a loss of revenues.

Our common stock may be delisted from the Nasdaq SmallCap Market -- if this happens, you would find it more difficult to dispose of our stock.

     Our common stock and class A warrants are currently listed on the Nasdaq SmallCap Market. For continued listing on Nasdaq, a company, among other things, must have $2,000,000 in net tangible assets, 500,000 shares in the public float, $1,000,000 in market value of public float and a minimum bid price of $1.00 per share. Our common stock has frequently had a closing bid price that was below $1.00. If our common stock does not maintain a closing bid price of at list $1.00 for 30 consecutive trader days, we could be delisted from the Nasdaq SmallCap Market. As a result, you may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, our common stock.

If we are delisted from the Nasdaq SmallCap Market, you may also find it more difficult to trade our common stock due to "penny stock" rules.

     If we are unable to satisfy the requirements for continued quotation on Nasdaq, trading, if any, in our common stock would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets" or on the NASD OTC Electronic Bulletin Board.

     In the event that our shares are traded on the Electronic Bulletin Board, trading in our shares would be covered by "penny stock" rules promulgated for non-Nasdaq and non-exchange listed securities. Under these rules, any broker/dealer who recommends our shares to persons other than prior customers and investors meeting certain financial requirements, must, prior to sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction. Securities are exempt from these rules if the market price is at least $5.00 per shares.

     The SEC has adopted regulations that generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market.

     If our shares become subject to the regulations on penny stocks, the price and ability to sell our shares would be severely affected because the shares could only be sold in compliance with the penny stock rules. We cannot be sure that our securities will not be subject to the penny stock regulations or other regulations that would negatively affect the market for our securities.

The issuance and sale of a significant number of authorized and unissued shares in the public market may adversely affect prevailing market prices of our common stock.

     We are authorized to issue 20,000,000 shares of our common stock, of which, as of November 26, 2001:

     3,078,535 shares of common stock are outstanding (excluding treasury stock).

     1,309,237 shares of common stock are reserved for issuance upon the exercise of warrants and options to purchase common stock.

     155,059 shares of common stock are reserved for issuance upon the conversion of all of our outstanding preferred stock.

     731,618 shares of common stock are reserved for issuance upon the exercise of an option to acquire convertible debentures and the subsequent conversion of the convertible debentures.

     In addition, we are authorized to issue 2,000,000 shares of preferred stock, of which 156,197 are outstanding.

     The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of common stock in the market after this offering, or the perception that these sales may occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

                  SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale of an aggregate 590,000 shares of common stock by each selling stockholder listed on the following table (the "Selling Stockholders' Table"). The shares are being registered to permit public secondary trades of the shares and the selling stockholders may offer the shares from time to time.

     We entered into an Agreement with each selling stockholder listed in the Selling Stockholders' Table pursuant to which we sold each selling stockholder a convertible debenture having the principal amount indicated to the right of each respective selling stockholder's name.

     Each convertible debenture is convertible into our common stock. The number of shares that each selling stockholder will receive upon conversion of such selling stockholders entire debenture is indicated next to their respective name. If all of the selling stockholders converted their respective debentures, 590,000 shares would be issued, representing approximately 16.08% of our issued and outstanding common stock. Each Agreement provides that the selling stockholders must vote any shares of common stock into which the convertible debentures are converted (the "conversion shares") in the same manner and proportion as Conolog's other stockholders (e.g., if a stockholder vote on a proposal is required and, of the votes cast, 60% vote for and 40% vote against the proposal, the selling stockholders will vote the conversion shares 60% for and 40% against the proposal.

     Each convertible debenture will bear interest at the rate of 8% per annum and will be due 12 months from the date it is issued, subject to acceleration under certain circumstances. At maturity, we will have the option to pay each debenture, together with all accrued interest thereon, by issuing shares of a new Series C preferred stock having a value of $5.00 per share for purposes of such repayment.

     The Series C preferred will be non-voting and carry a cumulative dividend of 8% per annum, which may be payable by the issuance of additional shares of Series C preferred stock valued at $5.00 per share. The Series C preferred will be convertible into common stock at the rate of one share of common stock for each share of Series C preferred and have a liquidating preference of $5.00 per share. The Series C preferred may be redeemed by us at any time by paying $5.00 in cash therefor.

     Each Agreement provides that, during the registration period, the selling stockholders may give notice to us to the effect that it desires to register its shares under the Securities Act of 1933 as amended (the "Securities Act") for public distribution, in which case we will file a post-effective amendment to a then current registration statement or a new registration statement.

     The securities offered hereby may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer such securities through underwriters, brokers, dealers or agents. The distribution of securities by the selling stockholder may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales of securities. The selling stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Act with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation.

     At the time a particular offer of securities is made by or on behalf of a selling stockholder, to the extent required, a prospectus will be distributed which will set forth the number of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for securities purchased from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

     None of the selling stockholders is an affiliate of ours.

      Under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the regulations thereto, any person engaged in a distribution of our securities offered by a selling stockholder may not simultaneously engage in market-making activities with respect to such securities of Conolog during the applicable "cooling off" period (nine days) prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, in connection with transactions in such securities, which provisions may limit the timing of purchase and sales of such securities by the selling stockholder.

     At no time did we have, nor do we currently have, any agreement or understanding, directly or indirectly, with any selling stockholders to distribute the shares underlying the convertible debentures. To the best of our knowledge, none of the selling stockholders had or currently has any agreement or understanding, directly or indirectly, with any person to distribute the shares underlying the convertible debentures.

     We have filed with the SEC, under the Securities Act, a registration statement on Form S-3 of which this prospectus forms a part, with respect to the resale of the shares from time to time on the Nasdaq SmallCap Market or in privately-negotiated transactions. We will pay all fees and expenses incurred in connection with preparing and filing this prospectus and the registration statement.

     The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. An asterisk (*) following the name of a selling stockholder indicates that the selling stockholder is either a registered broker-dealer or an affiliate of a registered broker-dealer.

     The Selling Stockholders' Table below sets forth certain information as of October 24, 2001 with respect to the number of shares of common stock owned, or to be owned, upon the conversion of the debentures by the selling stockholders named below and as adjusted to give effect to the sale of shares offered. This information has been provided to us by the respective selling stockholder named below.

                           Selling Stockholders' Table

                                                                  Number
                                                                of Shares                            Number of Shares
                                                               Beneficially          Number            Beneficially
  Name of Selling              Address of Selling              Owned Prior         of Shares           Owned After
    Stockholder                    Stockholder               to the Offering     Being Offered         the Offering
   -------------                  -------------              ---------------     -------------        -------------
Morris Holdings            80 Broad Street, 26th Floor            26,000             100,000              126,000
Limited Partnership        New York, NY  10004

National Financial         300 Chestnut Street, Suite 200            0               100,000              100,000
Communications             Needham, MA  02492
Corp.

R.F. Lafferty &            80 Broad Street, 26th Floor               0               100,000              100,000
Company, P/P               New York, NY  10004
Sharing Plan, FBO
Henry Hackel*

Andrew Cohen               80 Broad Street, 26th Floor               0               200,000              200,000
Profit Sharing Plan*       New York, NY  10004

MaryAnn Edwards            c/o Conolog Corporation                18,185             40,000               58,185
                           5 Columbia Rd.
                           Somerville, NJ  08876


Todd A. Stires             8 Field Road                              0               30,000               30,000
                           Bedminster, NJ 07921

Donner International       2961 W. MacArthur Blvd.,                  0               20,000               20,000
Corp.*                     Suite 120
                           Santa Ana, CA 92704

                                MATERIAL CHANGES

     In August 2001, we settled Hallmark Temps v. Conolog Corporation, et al. Under the terms of the settlement, we paid $325,000.

     We are currently undergoing ISO 9000:2000 certification, funded by a grant by the State of New Jersey. We anticipate that this certification will be completed shortly.

                          DISCLOSURE OF SEC POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Article Eighth of Conolog's Certificate of Incorporation provides that we shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification.

     Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Conolog in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered) we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of common stock offered hereby will be passed upon for Conolog by Milberg Weiss Bershad Hynes & Lerach LLP.

                                     EXPERTS

     Our financial statement for the year ended July 31, 2001, incorporated by reference in this prospectus, has been audited and reported upon by Rosenberg Rich Baker Berman & Company, independent accountants. Such financial statement has been incorporated by reference in this prospectus in reliance upon the report of Rosenberg Rich Baker Berman & Company, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. To the extent that Rosenberg Rich Baker Berman & Company audits and reports on the financial statements of Conolog issued at future dates and consents to the use of their report thereon, such financial statements also will be incorporated by reference in this prospectus in reliance upon their report and said authority.

                              AVAILABLE INFORMATION

     We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800- SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as Conolog, that file electronically with the SEC. The address of the site is http://www.sec.gov

     We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information, exhibits and undertakings set forth in the Registration Statement, certain portions of which are omitted as permitted by the Rules and Regulations of the SEC. Copies of the Registration Statement and the exhibits are on file with the SEC and may be obtained, upon payment of the fee prescribed by the SEC, or may be examined, without charge, at the offices of the SEC set forth above. For further information, reference is made to the Registration Statement and its exhibits.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Conolog with the SEC (File No. 0-8174) are incorporated by reference in this prospectus:

     (1)  Annual Report on Form 10-KSB for the year ended July 31, 2001.

     (2) All documents filed by Conolog pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents.

     (3) The description of Conolog's common stock contained in its Registration Statement on Form S-1 (No. 333-35489), including any amendments or reports filed for the purpose of updating such description.

Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Conolog will provide, without charge, to each person (including any beneficial owner) to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to Conolog Corporation, 5 Columbia Road, Somerville, New Jersey 08876, telephone (908) 722-8081.